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United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:                                         Matthew Crispino

Jan Woo

Rebekah Lindsey

Kathleen Collins

Re:                             Fiverr International Ltd.

Draft Registration Statement on Form F-1

Confidentially submitted on February 1, 2019

CIK No. 0001762301

Ladies and Gentlemen:

On behalf of Fiverr International Ltd. (the “Company”), we are hereby confidentially submitting a second Draft Registration Statement on Form F-1 (“Submission No. 2”). The Company previously submitted a Draft Registration Statement on Form F-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on February 1, 2019 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on February 28, 2019 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes five copies of Submission No. 2, which have been marked to show changes from the Draft Submission, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 2 and all references to page numbers in such responses are to page numbers in Submission No. 2.

Summary Consolidated Financial and Other Data, page 10

1.              Please revise to present the most directly comparable GAAP measure with equal or greater prominence to your non-GAAP measure of adjusted EBITDA margin. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 11 and 55 to remove adjusted EBITDA margin.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Our business model, page 57

2.              Please present comparative information for each of the measures provided such as active buyers, gross merchandise value, and take rate, for all periods presented.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 57, 58 and 62 to include comparative information for each measure provided for all periods presented.

Buyer acquisition strategy, page 59

3.              Please revise your disclosures to address the following as it relates to your discussion of time to return on investment.

•             How marketing expense applicable to new user acquisitions is determined;

•             To the extent that the information used in this calculation is not based on GAAP information, indicate as such and explain how the calculations differ from GAAP;

•             Provide comparable information for another cohort period or clarify that the cohort information may not be representative of every year; and

•             Tell us whether management uses this information in managing your business or assessing performance.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 61 to explain that performance marketing investments in new buyer acquisition is determined by aggregating online advertising spend across various channels, including SEO, SEM, video and social media used for buyer acquisition, and excluding out-of-home advertising and other fixed costs, such as labor costs. The GAAP and non-GAAP expense on performance marketing investments are the same.

The Company respectfully acknowledges the Staff’s comment and has added 2018 quarterly cohorts to the chart on page 61. The chart now includes the cumulative revenue to performance marketing investment ratios for all past eight quarterly cohorts as of December 31, 2018.

The Company’s management closely monitors, tracks and manages marketing efficiency on a quarterly basis. tROI and cumulative revenue to performance marketing investment ratios reflect short-term and long-term marketing efficiency, respectively.

Key financial and operating metrics, page 61

4.              Your definition of active buyers includes buyers who have ordered a Gig in the last 12-month period, irrespective of cancellations. Please tell us whether the historical level of cancellations is material and if so, how you determined that presenting a measure of active buyers irrespective of cancellations is an indicator of your ability to attract and engage buyers.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that its historical level of cancellations is not material. The Company, therefore, presents its number of active buyers irrespective of cancellations as the more meaningful measure of its ability to attract and engage buyers.

5.              You disclose that a key factor in attracting and retaining buyers is your ability to attract and retain high-quality freelancers. For all periods presented, please disclose the number of active sellers who have sold at least one gig or explain why the company does not view this measure to be material to investors.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not view the number of active sellers to be a measure material to investors. The Company does not view the number of active sellers as a meaningful metric and does not believe the number of active sellers is helpful to an investor’s understanding of the growth of the Company’s business. Because the Company operates a demand-driven marketplace, its transaction volume and revenue are primarily driven by buyer demand. The Company does not typically face supply-side pressure, nor does it make any marketing investments related to acquiring sellers.

Results of Operations

Year Ended December 31, 2017

Revenue, page 63

6.              We note that your revenue is primarily comprised of transaction fees and service fees. Please explain the difference between the two types of fees and specifically describe the nature of the services from which you earn services fees. Also, please quantify the revenue derived from each.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that, on each order processed through its platform, the Company earns transaction fees for enabling the order and service fees to cover administrative fees. Service fees vary depending on the transaction price. Both fees are paid per order and recognized as revenue once the order is successfully completed.

For the years ended December 31, 2018 and 2017, the Company derived approximately 73% and 75% of its revenue from transaction fees, respectively, and approximately 27% and 25% of its revenue from service fees, respectively.

Business

Our market opportunity, page 72

7.              You estimate your total market opportunity within the United States to be approximately $100 billion based on data of all U.S. businesses in certain categories that have no paid employees and are subject to federal income tax. Please disclose the material assumptions underlying your estimate and explain why you believe that entirety of the income generated by these smaller self-employed businesses constitutes your addressable market. Please also explain the basis for your belief that your opportunity outside the United States is even larger than our opportunity within the United States given the overall size of global markets outside the United States.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 3 and 76 to add the material assumptions underlying its market opportunity estimate.

In response to the Staff’s inquiry for the basis of the Company’s belief that its opportunity outside the United States is even larger than its opportunity within the United States, according to McKinsey’s “Independent Work: Choice, Necessity, and the Gig Economy” report released in October 2016, there are 54 million to 68 million independent earners in the United States and an estimated 60 million to 94 million independent earners across the original 15 countries in the European Union (the “EU-15”).

The report states: “Overall, our research suggests that there are 54 million to 68 million independent earners in the United States as well as 30 million to 62 million across our five European survey countries. Extrapolating our survey results across all EU-15 countries yields an estimated 60 million to 94 million independent earners. This adds up to an independent workforce of up to 162 million people in the United States and Europe combined.”

Given the higher range in the number of freelancers in the EU-15 alone, and given the market outside the United States would also include freelancers in the remaining countries in the European Union and in other regions like Latin America and Asia, we arrived at the conclusion that our market opportunity outside the United States is larger than that within the United States.

Management

Executive Officers and Directors, page 91

8.              Please revise this section to disclose the business experience of your directors and executive officers. Also, you disclose on page 111 that certain of your shareholders had rights to appoint members of your board of directors. Please disclose in this section any arrangement or understanding with major shareholders pursuant to which any person was selected as a director. Refer to Item 4 of Form F-1 and Item 6.A. of Form 20-F.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that, once available, it will revise the disclosure to include the business experience of its directors and executive officers. The Company has revised the disclosure on page 96 to describe the arrangements pursuant to which its current directors were selected.

Consolidated financial statements

Note 2: — Significant accounting policies

l. Revenue, page F-10

9.              Please revise to clarify the following information:

•             The judgments you use to determine a transaction is complete;

•             Whether any buyer acceptance of a seller’s service is required to complete a transaction; and

•             Whether buyers are entitled to a refund of any amounts paid, including the prepaid amounts recorded as a user account liability in your balance sheet. If so, please disclose your accounting policy for such refunds.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that because of the process on its platform, the determination of whether an order  is complete does not involve significant judgments. Upon a receipt of payment from a buyer, an order is created. The seller must then deliver  proof of work to the buyer in accordance with the service advertised on their Gig. Thereafter, an order will be marked as complete, either if the buyer marks the order as complete, or automatically by the platform within three days after it is marked as delivered, unless the buyer requests modifications.

Orders may be cancelled up to 14 days after they are marked as complete, if approved by the Company’s customer support team. Based on the Company’s terms of service, funds from order cancellations are returned to the buyers’ user accounts balance and are available for future purchases on the Company’s platform. The Company does not automatically refund payments made for cancelled orders. The Company records provision for cancellations as a reduction of revenue based on past experience.

v. Recently issued accounting pronouncements not yet adopted, page F-13

10.       Please clarify when you intend to adopt ASC 606. In this regard, your disclosure indicates that the effective date of the standard is for interim and annual periods beginning after December 15, 2018; however ASU 2015-14 requires nonpublic companies to adopt the standard for the annual reporting period beginning after December 15, 2018 and interim periods beginning after December 15, 2019.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-17.

Note 6: — User accounts, page F-16

11.       Please clarify whether you consider any of your cash or bank deposit balances to be restricted as to withdrawal or use to satisfy the buyers’ payments to the sellers or the payment of the sellers’ fees upon the completion of a transaction. If so, please present these amounts separately on your balance sheet and revise your footnotes to describe the restrictions on the usage of this cash. Refer to ASC 210-10-45-4(a), Item 18 of Form 20-F and Item 5-02(1) of Regulation S-X.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that its cash or bank deposit balances are not restricted as to withdrawal or use to satisfy the buyers’ payments to the sellers or the payment of the sellers’ fees upon the completion of an order.

In 2018, the Company entered into an arrangement with an existing payment service provider to hold funds paid by buyers. The Company has legal ownership of the funds, however, section 2.10.5-02 of Regulation S-X requires separate disclosure related to any restrictions on cash and cash equivalents, including “company statements of intention with regard to particular deposits.” Accordingly, as of December 31, 2018, the Company presented amounts related to buyers’ prepayments (until the order is completed), credits issued upon cancellations and sellers fees that have not yet been withdrawn separately on the face of the balance sheet, under the line item “user funds.” The Company also disclosed the nature of these balances in the corresponding note to the consolidated financial statements. The Company has revised the disclosure on page F-13 to describe this arrangement.

12.       You state that funds collected from buyers are held in escrow until they are released to the seller. To the extent certain funds are restricted to satisfy user account obligations, please clarify whether you have legal ownership over such funds. Also, tell us how you determined that the funds collected, as well as the user account obligations, should be reflected on your balance sheet. Provide the accounting guidance considered to support your conclusions.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not hold funds in escrow. The Company has revised the disclosure on pages 4, 29 and 78 to clarify that funds are held through a third party.

Note 10: Shareholders’ equity

b. Share based compensation, page F-19

13.       Please disclose the fair value of the underlying ordinary shares (or a range of values) for each period presented as this appears to be a significant assumption used in determining the grant date fair value of the awards. Refer to ASC 718-10-50-2(f)(2).

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-15 to include the fair value of underlying ordinary shares.

14.       Please provide us with a breakdown of all options granted in fiscal 2018 and to date in fiscal 2019, and include the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

Response:  The Company respectfully acknowledges the Staff’s comment and provides the below breakdown of all options granted in fiscal 2018 and to date in fiscal 2019 with the estimated fair value of the underlying ordinary shares used to value these options:

Date of grant	Number of Shares subject to awards granted	Exercise price pershare	Estimated Fair Value Per Ordinary Share
04/25/2018	1,624,900	$1.30	$1.30
06/13/2018	1,880,000	0.83	1.51
07/18/2018	1,857,800	1.62	1.62
10/31/2018	1,455,900	1.91	2.19
12/19/2018	2,602,100	0-1.91	2.76
01/24/2019	8,375,244	$0-2.76	To be determined

March 31, 2018 valuation (“March 2018 Valuation”)

The March 2018 Valuation, prepared by an independent third-party valuation firm, estimated the Company’s value using the income approach and then estimated the per share fair value of the ordinary shares by considering the option pricing model (“OPM”).

There was no initial public offering (“IPO”) scenario considered within the March 2018 Valuation due to the uncertainty around an IPO and timing of any such IPO, as the Company had not yet selected underwriters for the IPO, commenced preparations for the IPO or determined the timing of the IPO. The March 2018 Valuation further applied a 25% discount to reflect the value of the ordinary shares on a non-marketable basis.

June 30, 2018 valuation (“June 2018 Valuation”)

The June 2018 Valuation, prepared by an independent third-party valuation firm, estimated the Company’s value using the income approach and then estimated the per share fair value of the ordinary shares by considering the OPM.

There was no IPO scenario considered within the June 2018 Valuation due to the uncertainty around an IPO and timing of any such IPO, as the Company had not yet selected underwriters for the IPO, commenced preparations for the IPO or determined the timing of the IPO. The June 2018 Valuation further applied a 20% discount to reflect the value of the ordinary shares on a non-marketable basis.

September 30, 2018 valuation (“September 2018 Valuation”)

The September 2018 Valuation, prepared by an independent third-party valuation firm, estimated the ordinary share value using a probability-weighted expected return method (“PWERM”) that considered (i) a non-IPO scenario using an OPM and (ii) an IPO scenario. The IPO scenario was introduced for this valuation as the Company had selected underwriters in late-September 2018 and made progress in determining the contemplated timing of the IPO. The methods were weighted as follows: (i) 70% on a non-IPO scenario that involved remaining a private company, which was determined based on the implied value from the recent protected A-4 ordinary shares funding round and (ii) 30% on an IPO scenario occurring at the end of June 2019, which was valued using a guideline public company market approach. The September 2018 Valuation further applied 20% and 15% discounts in the non-IPO and IPO scenarios, respectively, to reflect that the value of the ordinary shares was on a non-marketable basis.

December 31, 2018 valuation (“December 2018 Valuation”)

The December 2018 Valuation, prepared by an independent third-party valuation firm, estimated the Company’s value using a PWERM that considered (i) a non-IPO scenario using an OPM and (ii) an IPO scenario. The methods were weighted as follows: (i) 50% on a non-IPO scenario that involved remaining a private company, which was valued using the income approach and guideline public company market approach and (ii) 50% on an IPO scenario occurring at the end of June 2019, which was valued using a guideline public company market approach. The December 2018 Valuation further applied 20% and 10% discounts in the non-IPO and IPO scenarios, respectively, to reflect that the value of the ordinary shares was on a non-marketable basis.

April 2018 grant:

The Company’s board of directors (the “Board”) determined the fair market value based on the March 2018 Valuation.

June 2018 grant:

The Board determined the fair market value based on a straight-line interpolation between the concluded fair values of the March 2018 Valuation and the June 2018 Valuation.

July 2018 grant:

The Board determined the fair market value based on June 2018 Valuation.

October 2018 grant:

The Board determined the fair market value based on a straight-line interpolation between the concluded fair values of the September 2018 Valuation and the December 2018 Valuation.

The primary reason for the increase in the fair market value per ordinary share of $2.19 in the October 2018 grant, as compared to the fair market value per ordinary share of $1.62 in the July 2018 grant, was introduction of the IPO scenario and the Company’s progress in determining the contemplated timing of the IPO.

December 2018 grant:

The Board determined the fair market value based on the December 2018 Valuation.

The primary reason for the increase in the fair market value per ordinary share of $2.76 in the December 2018 grant, as compared to the fair market value per ordinary share of $2.19 in the October 2018 grant, was the Company’s continued progress towards the IPO, as reflected by an increased weighting and reduced time to an IPO scenario. In the December 2018 Valuation, the IPO scenario weighting was increased from 30% to 50% to reflect the Company’s continued progress towards the IPO.

January 2019 grant:

The Company has not yet performed an updated evaluation of the fair market value as of March 31, 2019.

General

15.       You state on page 45 of the registration statement that you had users in North Korea. Additionally, the Fiverr.com website identifies sellers from Sudan. North Korea and Sudan are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with North Korea and Sudan, including contacts with their governments, whether through subsidiaries, affiliates, partners, customers or other direct or indirect arrangements.

Response:  The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the Company endeavors to conduct its activities in compliance with applicable laws and regulations and has recently implemented mechanisms designed to promote compliance with the various economic sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“U.S. Sanctions Laws”). The Company historically had a small number of sellers in North Korea, through which the Company realized immaterial revenues, individually and in the aggregate. To the best of the Company’s knowledge, none of these transactions involved the Government of North Korea or any persons that are the target of U.S. Sanctions Laws. The Company has taken steps to terminate existing accounts in North Korea and intends to prevent any sellers in North Korea from utilizing or accessing the platform going forward. Towards that end, in the first quarter of 2019, the Company implemented automated geoblockers designed to prevent transactions involving persons in North Korea, along with other jurisdictions subject to comprehensive U.S. Sanctions Laws. The Company respectfully notes that its third party payment processors also have controls in place designed to detect and prevent dealings with comprehensively sanctioned jurisdictions and persons that are the target of U.S. Sanctions Laws.

The Company respectfully notes that, as of January 17, 2017, the U.S. Treasury Department’s Office of Foreign Assets Control authorized by general license all transactions previously prohibited by the Sudanese Sanctions Regulations, and as of October 6, 2017, economic sanctions on Sudan were revoked. Accordingly, after January 17, 2017, even if any transactions involving Sudan were subject to U.S. jurisdiction, such transactions would not have been prohibited under U.S. Sanctions Laws.  The Company notes that any revenue earned from sellers in Sudan received while the comprehensive sanctions program was in place were immaterial, and, to the best of the Company’s knowledge, none of these transactions involved the Government of Sudan.

16.       Please supplementally provide us with copies of any graphical materials or artwork that you intend to use in your prospectus. Upon review of such materials, we may have comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that, once available, it will supplementally provide the Staff with copies of additional graphics and artwork it intends to use.

17.       Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:  The Company respectfully acknowledges the Staff’s comment and will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act of 1933 (“Rule 405”), that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. To date, no such written communications exist.

* * *

In addition, we respectfully advise the Staff that the Company has determined that it qualifies as a foreign private issuer. Although the Company has not yet filed an initial registration statement, it believes that when it does, this will be true as of a date within 30 days of such initial filing. Under Rule 405, the term foreign private issuer means “any foreign issuer other than a foreign government except for an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (i) more than 50 percent of the issuer’s outstanding voting securities are directly or indirectly held of record by residents of the United States; and (ii) any of the following: (A) the majority of the executive officers or directors are United States citizens or residents; (B) more than 50 percent of the assets of the issuer are located in the United States; or (C) the business of the issuer is administered principally in the United States.”

As to part (i) of the analysis, after reasonable inquiry, the Company believed that a majority of the Company’s ordinary shares were held by non-U.S. residents, as calculated pursuant to the note to paragraph (1) of the definition of foreign private issuer under Rule 405. As between Mr. Kaufman and Mr. Wininger, the Company’s co-founders who are Israeli citizens and residents, and certain venture capital investors, each of which are funds that are formed under non-US law and managed outside the United States, approximately 87% of the Company’s ordinary shares were held by non-U.S. residents.

Because 50% or less of its outstanding voting securities were directly or indirectly held by U.S. residents as determined pursuant to the note to paragraph (1) of the definition of foreign private issuer under Rule 405, the Company did not need to separately address paragraph (1)(ii) for purposes of determining status as a foreign private issuer.  However, for the sake of completeness, as to part (ii) of the analysis, as of June 30, 2018, the Company determined that (A) the majority of the executive officers or directors were not United States citizens or residents, as four of the eleven individuals were United States citizens or residents; (B) less than 50 percent of the Company’s assets were located in the United States, as a majority of the Company’s assets were located in Israel; and (C) the Company’s business was administered principally outside the United States, as the Company’s business is principally administered in Israel.

Based on the analysis above, the Company has concluded that it qualifies as a foreign private issuer.

We hope the foregoing answers are responsive to your comments.  Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

cc:           (via email)

Micha Kaufman, Fiverr International Ltd.

Ofer Katz, Fiverr International Ltd.

Ian D. Schuman, Esq., Latham & Watkins LLP

Joshua G. Kiernan, Esq., Latham & Watkins LLP

Adam J. Gelardi, Esq., Latham & Watkins LLP

David J. Goldschmidt, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Yossi Vebman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Ryan J. Dzierniejko, Esq., Skadden, Arps, Slate, Meagher & Flom LLP